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PROSPECTUS SUPPLEMENT, DATED            FILED PURSUANT TO RULE 424(B)(5) AND (C)
SEPTEMBER 25, 2001 (TO THE PROSPECTUS                 REGISTRATION NO. 333-86487
DATED SEPTEMBER 17, 1999)


                            STERLING BANCSHARES, INC.

         We are providing this Prospectus Supplement to you to supplement and update our Prospectus dated September 17, 1999, which was included in our Registration Statement (No. 333-86487) filed for the purpose of registering 10,000,000 shares of our common stock which may be offered and issued by us from time to time in connection with our acquisitions of other businesses, properties or securities. This Prospectus Supplement updates information in the "Where You Can Find More Information," "Sterling Bancshares, Inc.," "Risk Factors" and "Forward-Looking Statements" sections of our Prospectus. This Prospectus Supplement amends, supplements and supersedes certain information contained in our Prospectus and must be read in conjunction with our Prospectus.

                       WHERE CAN YOU FIND MORE INFORMATION

         The information contained on page 3 of our Prospectus concerning our principal executive offices is amended by the following to reflect the address of our new principal executive offices.

         You may request a copy of these filings, in most cases without exhibits, at no cost, by writing or telephoning us at our principal executive offices located at the following address:

                  Sterling Bancshares, Inc.
                  2550 North Loop West, Suite 600
                  Houston, Texas 77092
                  Attn:  Corporate Secretary
                  (713) 466-8300

                            STERLING BANCSHARES, INC.

         The discussion in the first two paragraphs under this section, which starts on page 4 of our Prospectus, is amended and replaced by the following:

         We are a bank holding company headquartered in Houston, Texas, that provides commercial and retail banking services primarily in the Houston metropolitan area through the offices of Sterling Bank, a banking association chartered under the laws of State of Texas. We also offer commercial and retail banking services in the San Antonio and Dallas metropolitan areas. As a result of recent growth and acquisitions, we now have 36 banking offices located in the Houston, Dallas, and San Antonio metropolitan areas and south Texas. In addition, we furnish mortgage banking services through our 80%-owned subsidiary, Sterling Capital Mortgage Company.

         We were incorporated in Texas in 1980 and became the parent bank holding company of Sterling Bank in 1981. Sterling Bank was chartered in Texas in 1974. We completed our initial public offering of our common stock in October 1992.

         The discussion beginning with the last paragraph under this section, which starts on page 4 of our Prospectus, and which continues through the first paragraph on page 5 is amended and replaced by the following:

         We have concentrated our growth strategy on increasing our banking presence in the greater Houston area and entering the Dallas and San Antonio markets. We have grown through a combination of:

         o  internally generated growth,

         o  mergers and acquisitions of additional banking operations, and

         o  opening new banking offices.

         On March 22, 2001, we completed our acquisition of CaminoReal Bancshares of Texas, Inc., and its subsidiary bank, CaminoReal Bank, N.A. We completed the operational integration of CaminoReal Bank into Sterling Bank in the second quarter of 2001. On August 23, 2001, we completed the acquisition of Lone Star


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Bancorporation, Inc. and its subsidiary bank, Lone Star Bank. We continue to operate Lone Star Bank's four banking offices and expect to merge Lone Star Bank into Sterling Bank during the first quarter of 2002.

         The final paragraph contained in this section setting forth the address of our principal executive offices is replaced by the following:

         Our principal executive offices are located at 2550 North Loop West, Suite 600, Houston, Texas 77092, and our telephone number is (713) 466-8300.

                                  RISK FACTORS

         The Risk Factors captioned "Our profitability depends on local economic conditions" and "Fluctuations in interest rates can negatively affect our earnings" are amended and replaced by the following:

OUR PROFITABILITY DEPENDS SIGNIFICANTLY ON LOCAL ECONOMIC CONDITIONS.

         Our success significantly depends on the general economic conditions of the Houston metropolitan area. Unlike larger banks that are more geographically diversified, we currently provide banking and financial services to customers primarily in the Houston metropolitan area. We also provide, to a lesser extent, banking and financial services to customers in the San Antonio and Dallas metropolitan areas. The local economic conditions of Houston, and to a lesser extent, San Antonio and Dallas, have a significant impact on our commercial, real estate and construction loans, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, such as inflation, recession, unemployment and other factors beyond our control will impact these local economic conditions and will negatively affect the financial resources of our banking operations. In addition, since Houston remains largely dependent on the energy industry, a downturn in the energy industry and energy-related businesses could adversely affect our results of operations and financial condition.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY.

         We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will work against us, and our earnings may be negatively affected.

         We are unable to predict fluctuations of market interest rates, which are affected by the following factors:

         o  inflation;

         o  recession;

         o  a rise in unemployment;

         o  tightening money supply; and

         o international disorder and instability in domestic and foreign financial markets.

         Our asset-liability management strategy, which is designed to control our risk from changes in market interest rates, may not be able to prevent changes in interest rates from having a material adverse effect on our results of operation and financial condition.

         The first paragraph under this section on page 7 and the risk factor captioned "Year 2000 issues may expose us to business interruptions or liabilities" are deleted and the following additional risk factors are inserted on page 7 of our Prospectus.


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WE MAY NOT BE ABLE TO MAINTAIN OUR HISTORICAL GROWTH RATE WHICH MAY ADVERSELY
IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         A significant decrease in our historical rate of growth may adversely impact our results of operations and financial condition. To achieve our historical levels of growth, we initiated internal growth programs, completed various acquisitions and opened additional branches in recent years. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. Additionally, we may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit the opening of new branch offices. Further, if we are unable to attract and retain experienced bankers, it may adversely affect our internal growth.

WE MAY BE UNABLE TO COMPLETE ACQUISITIONS, AND ONCE COMPLETE, MAY NOT BE ABLE TO INTEGRATE OUR ACQUISITIONS SUCCESSFULLY.

         Our growth strategy is dependent, in part, on our ability to acquire other financial institutions. We may not be able to complete any future acquisitions and, if completed, we may not be able to successfully integrate the operations, management, products and services of the entities we acquire. Following each acquisition, we must expend substantial managerial, operating, financial and other resources to integrate these entities. In particular, we may be required to install and standardize adequate operational and control systems, deploy or modify equipment, implement marketing efforts in new as well as existing locations and employ and maintain qualified personnel. Our failure to successfully integrate the entities we acquire into our existing operations may adversely affect our financial condition and results of operations.

WE OPERATE IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND LOCAL LAWS AND REGULATIONS.

         We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our subsidiaries, including Sterling Bank, and their operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operation which, in turn, could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us.

                           FORWARD-LOOKING STATEMENTS

         The list of specific factors included under this section, which starts on page 7 of our Prospectus, is amended and replaced by the following:

         o general business and economic conditions in the markets we serve may be less favorable than anticipated;

         o changes in market rates and prices may impact the value of services, loans, deposits and other financial instruments;

         o legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;

         o competitive factors including product and pricing pressures among financial services organizations may increase;

         o our ability to expand and grow our business and operations, including the acquisition of additional banks, and our ability to realize the cost savings and revenue enhancements expected from such acquisitions; and

         o fiscal and governmental policies of the United States federal government.


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